Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
("Randgold Resources" or the "Company")

Jersey, Channel Islands, 8 September 2017

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)
1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Randgold Resources Limited

1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)

Non-UK issuer	X

2. Reason for the notification (please mark the appropriate box or boxes with an “X”)

An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments	X
An event changing the breakdown of voting rights
Other (please specify):

3. Details of person subject to the notification obligation

Name	BlackRock, Inc
City and country of registered office (if applicable)	Wilmington, DE, USA

4. Full name of shareholder(s) (if different from 3.)

Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:	6 September 2017
6. Date on which issuer notified (DD/MM/YYYY):	7 September 2017

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	7.24%	10.10%	17.34%	94,073,286
Position of previous notification (if applicable)	8.53%	9.67%	18.22%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares

Class/type of shares ISIN code (if possible)	Number of voting rights		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00B01C3S32		6,811,289		7.24%

SUBTOTAL 8. A	6,811,289	7.24%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))

Type of financial instrument	Expiration date	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending			294,048	0.31%
American Depositary Receipt			9,145,157	9.72%

		SUBTOTAL 8. B 1	9,439,205	10.03%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	68,839	0.07%

			SUBTOTAL 8.B.2	68,839	0.07%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer
Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)	X

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See attachment

10. In case of proxy voting, please identify:

Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information
BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	7 September 2017

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com